From: Morgan Rider <morgan@thrivingdesign.com>
Subject: Re: Thriving Design Biz + Investment Campaign Update
Date: January 20, 2022 at 10:39:22 AM PST
To: Marc Heisterkamp <marcheisterkamp@gmail.com>

Hi Marc,

It's so wonderful hearing from you. Thank you so much for your interest in investing in Thriving Design.

At this point our crowdfunding campaign on Wefunder is till technically exploratory. I'm guessing that it will likely be in March or April when we'll reach the SEC filling threshold and trigger the actual investments. Wefunder would then reach out to see if you'd actually like to commit and collect your payment information.

We're using a convertible note as our financing instrument. The terms include an obligation to pay you back in 18 months at 7% interest, or you could extend the note until we have a liquidity event, when we sell or bring on an equity partner. At this point your investment would convert to actual shares at a much lower valuation (which will be a great deal!)

Lots of changes for us both. When you come up for air it would be great to catch up, even if just over zoom. I can give you the low down on the biz, including our sales forecast and goals.

Hope you're well.

:)
morgan



morgan rider
cofounder
503 726 6376
thrivingdesign.com

On Jan 19, 2022, at 11:31 PM, marc heisterkamp
<marcheisterkamp@gmail.com> wrote:
Morgan - I'm intrigued. I am super slammed right now but wondering when you think the timing for actual cash investment will be. And is a 'reservation' binding?

Considering this is a bit more complex than normal in that I am going through divorce right now (a good thing!) and the $$ is getting all sorted. So I don't want to make any changes that complicate that further than it already is. But if the timing is after my finances get straightened out than I'd be good to explore and see if it's a fit (and how much $ I still have left!!).

marc

On Mon, Jan 17, 2022 at 1:26 PM Morgan Rider <morgan@thrivingdesign.com> wrote:
Hi,

Thank you so much for believing in us and considering investing in Thriving Design's growth.

Whether you join us or not, if you're reading this – we want to thank you. As friends, customers and partners we haven't forgotten how you've helped us before... and we are eternally grateful.

Rather than sharing the fruits of that growth, and our labor, with a small group of millionaire investors, we are running a Wefunder campaign to allow friends and family like you to participate in this journey with us, and benefit from our success. The great thing about Wefunder is that it allows anyone to become an angel investor in our company.

Over time, Jason and I will work as hard as we can to ensure that Thriving Design is a success, and you (and the other investors) make a financial return on your investment.

We'r psyched that 2022 is off to a great start!

The first week in January was the Mid-Atlantic Nursery Trade Show (aka MANTS). In 2021, we were recognized as one of the four best new products "exhibiting" at the virtual show. Being in Baltimore at MANTS this year gave us the opportunity to see folks we've been talking to for almost two years in-person, as well as the first exposure to many new customers and partners, including the Master Nursery Garden Centers, which is a Co-op of over 500 Independent Garden Centers serving the North American gardener.

Speaking of partnerships, last week we jumped through the hoops necessary to be approved as a vendor with Kroger (yay!). Look for C–BITEs this summer in more than 50 Fred Meyer stores in the NW. In the midwest, we'll be shipping an order to stock C-BITEs in Family Farm & Home stores across Michigan, Indiana, Ohio,

Maryland, and Pennsylvania.

We also received some awesome press coverage written by Lynette Walther, an award winning Garden Communicator for the Maine based Courier-Gazette that was picked up by 14 other syndicated newspapers.

You can read more about Thriving, the terms of the offering at our Wefunder round here: https://wefunder.com/thriving.design

I've also attached our pitch deck if that's easier for you to review and consider.

If you're not able to invest financially, you can still support us with the raise in one of four ways:

1. Share on social media -- Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend Morgan is running an investment crowdfunding round for her awesome business Thriving Design.. This isn't Kickstarter -- the platform she's using lets anyone invest in companies they believe in – and earn a return by participating in their growth. She's harnessing the power of his community in a big way and I'm so here for it – this is how founders should be building companies. Check out her Wefunder raise here: https://wefunder.com/thriving.design

2. Follow our Wefunder round -- click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build momentum on the Wefunder site).

3. Connect me to 1 or 2 people who you think might be interested in investing a larger amount in the round (e.g. $5,000 or more), or are well-connected in the home & garden space.

4. Give me any feedback you might have on my pitch -- anything that is unclear, additional things I could add to make it clearer or more compelling to potential investors, ideas you have for how I could promote the raise as widely as possible.

You have always been a true friend and supporter to me in my career. It would be an honor to have you as an investor in Thriving Design as well. Thanks so much for your consideration.

If you want to talk more about our company, or the Wefunder investment opportunity, I would be happy to chat -- feel free to call me any time at

503.726.6376 or email me with specific questions.

Much love,
Morgan & Jason

*Our raise is currently in “testing the waters” mode while we finalize our paperwork and SEC filings, so you’ll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you’ll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform

3. Any indication of interest involves no obligation or commitment of any kind.

morgan rider
cofounder
503 726 6376
thrivingdesign.com

---

From: Morgan Rider <morgan@thrivingdesign.com>
Subject: Re: Thriving Design Biz + Investment Campaign Update
Date: January 17, 2022 at 2:15:24 PM PST
To: Tom Hering <tehering@gmail.com>

THANK YOU!!!

You rock, I really appreciate you believing in us and supporting our growth. It will be a fun ride!

:)
Morgan



morgan rider
cofounder
503 726 6376
thrivingdesign.com

On Jan 17, 2022, at 2:07 PM, Tom Hering <tehering@gmail.com> wrote:
Awesome!

On Mon, Jan 17, 2022 at 1:26 PM Morgan Rider <morgan@thrivingdesign.com>
wrote:
Hi,

Thank you so much for believing in us and considering investing in Thriving
Design's growth.

Whether you join us or not, if you're reading this – we want to thank you. As
friends, customers and partners we haven't forgotten how you've helped us
before... and we are eternally grateful.

Rather than sharing the fruits of that growth, and our labor, with a small group of
millionaire investors, we are running a Wefunder campaign to allow friends and
family like you to participate in this journey with us, and benefit from our
success. The great thing about Wefunder is that it allows anyone to become an
angel investor in our company.

Over time, Jason and I will work as hard as we can to ensure that Thriving Design
is a success, and you (and the other investors) make a financial return on your
investment.

We'r psyched that 2022 is off to a great start!

The first week in January was the Mid-Atlantic Nursery Trade Show (aka
MANTS). In 2021, we were recognized as one of the four best new products
"exhibiting" at the virtual show. Being in Baltimore at MANTS this year gave us
the opportunity to see folks we've been talking to for almost two years in-person,
as well as the first exposure to many new customers and partners, including the
Master Nursery Garden Centers, which is a Co-op of over 500 Independent
Garden Centers serving the North American gardener.

Speaking of partnerships, last week we jumped through the hoops necessary to be approved as a vendor with Kroger (yay!). Look for C–BITEs this summer in more than 50 Fred Meyer stores in the NW. In the midwest, we'll be shipping an order to stock C-BITEs in Family Farm & Home stores across Michigan, Indiana, Ohio, Maryland, and Pennsylvania.

We also received some awesome press coverage written by Lynette Walther, an award winning Garden Communicator for the Maine based Courier-Gazette that was picked up by 14 other syndicated newspapers.

You can read more about Thriving, the terms of the offering at our Wefunder round here: https://wefunder.com/thriving.design

I've also attached our pitch deck if that's easier for you to review and consider.

If you're not able to invest financially, you can still support us with the raise in one of four ways:

1. Share on social media -- Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend Morgan is running an investment crowdfunding round for her awesome business Thriving Design.. This isn't Kickstarter -- the platform she's using lets anyone invest in companies they believe in — and earn a return by participating in their growth. She's harnessing the power of his community in a big way and I'm so here for it – this is how founders should be building companies. Check out her Wefunder raise here: https://wefunder.com/thriving.design

2. Follow our Wefunder round -- click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build momentum on the Wefunder site).

3. Connect me to 1 or 2 people who you think might be interested in investing a larger amount in the round (e.g. $5,000 or more), or are well-connected in the home & garden space.

4. Give me any feedback you might have on my pitch -- anything that is unclear, additional things I could add to make it clearer or more compelling to potential investors, ideas you have for how I could promote the raise as widely as possible.

You have always been a true friend and supporter to me in my career. It would be an honor to have you as an investor in Thriving Design as well. Thanks so much for your consideration.

If you want to talk more about our company, or the Wefunder investment opportunity, I would be happy to chat -- feel free to call me any time at 503.726.6376 or email me with specific questions.

Much love,
Morgan & Jason


*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

morgan rider
cofounder
503 726 6376
thrivingdesign.com


--
Tom Hering
(O) 503-699-8642
(C) 503-781-5989
tehering@gmail.com

From: Morgan Rider <morganrider@gmail.com>
Subject: Fwd: Thriving Design Biz + Investment Campaign Update
Date: January 17, 2022 at 1:50:04 PM PST
To: Steve Patty <steve@dialoguesinaction.com>

Thank you for asking to see this.  :)

See you soon.

m

Begin forwarded message:
**From:** Morgan Rider <morgan@thrivingdesign.com>
**Subject: Thriving Design Biz + Investment Campaign Update**
**Date:** January 17, 2022 at 1:26:38 PM PST
**To:** Jason Rider <jason@thrivingdesign.com>
**Cc:** Jeff Dooley <jeff@studiodooley.com>

Hi,

Thank you so much for believing in us and considering investing in Thriving Design's growth.

Whether you join us or not, if you're reading this – we want to thank you. As friends, customers and partners we haven't forgotten how you've helped us before... and we are eternally grateful.

Rather than sharing the fruits of that growth, and our labor, with a small group of millionaire investors, we are running a Wefunder campaign to allow friends and family like you to participate in this journey with us, and benefit from our success. The great thing about Wefunder is that it allows anyone to become an angel investor in our company.

Over time, Jason and I will work as hard as we can to ensure that Thriving Design is a success, and you (and the other investors) make a financial return on your investment.

We'r psyched that 2022 is off to a great start!

The first week in January was the Mid-Atlantic Nursery Trade Show (aka MANTS). In 2021, we were recognized as one of the four best new products "exhibiting" at the virtual show. Being in Baltimore at MANTS this year gave us the opportunity to see folks we've been talking to for almost two years in-person, as well as the first exposure to many new customers and partners, including the Master Nursery Garden Centers, which is a Co-op of over 500 Independent

Garden Centers serving the North American gardener.

Speaking of partnerships, last week we jumped through the hoops necessary to be approved as a vendor with Kroger (yay!). Look for C–BITEs this summer in more than 50 Fred Meyer stores in the NW. In the midwest, we'll be shipping an order to stock C-BITEs in Family Farm & Home stores across Michigan, Indiana, Ohio, Maryland, and Pennsylvania.

We also received some awesome press coverage written by Lynette Walther, an award winning Garden Communicator for the Maine based Courier-Gazette that was picked up by 14 other syndicated newspapers.

You can read more about Thriving, the terms of the offering at our Wefunder round here:  https://wefunder.com/thriving.design

I've also attached our pitch deck if that's easier for you to review and consider.

If you're not able to invest financially, you can still support us with the raise in one of four ways:

1. Share on social media -- Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend Morgan is running an investment crowdfunding round for her awesome business Thriving Design.. This isn't Kickstarter -- the platform she's using lets anyone invest in companies they believe in – and earn a return by participating in their growth.  She's harnessing the power of his community in a big way and I'm so here for it – this is how founders should be building companies. Check out her Wefunder raise here:  https://wefunder.com/thriving.design

2. Follow our Wefunder round -- click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build momentum on the Wefunder site).

3. Connect me to 1 or 2 people who you think might be interested in investing a larger amount in the round (e.g. $5,000 or more), or are well-connected in the home & garden space.

4. Give me any feedback you might have on my pitch -- anything that is unclear, additional things I could add to make it clearer or more compelling to potential investors, ideas you have for how I could promote the raise as widely as possible.

You have always been a true friend and supporter to me in my career. It would be an honor to have you as an investor in Thriving Design as well. Thanks so much for your consideration.

If you want to talk more about our company, or the Wefunder investment opportunity, I would be happy to chat -- feel free to call me any time at 503.726.6376 or email me with specific questions.

Much love,
Morgan & Jason


*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

morgan rider
cofounder
503 726 6376
thrivingdesign.com

_____

From: Morgan Rider <morgan@thrivingdesign.com>
Subject: Thriving Design Biz + Investment Campaign Update
Date: January 17, 2022 at 1:26:38 PM PST
To: Jason Rider <jason@thrivingdesign.com>

Cc: Jeff Dooley <jeff@studiodooley.com>
Bcc: brandiparisi1@yahoo.com, brice@barrettbeverage.com,
m.gottlieb@optonline.net, gmae74@gmail.com, Becky@gardenmediagroup.com,
learntogrow2@gmail.com, luis@greenzebragardening.com,
wcjohannson@gmail.com, wendiland@gmail.com, kelly@glenkirk.us,
bernie@glenkirk.us, matt.damour@gmail.com, grantbarbeito@gmail.com,
wallacesmail@yahoo.com, clair@clairwallace.com,
carmen.merlo@ci.portland.or.us, jpjenness@gmail.com,
jennie.bowser@gmail.com, lhnaito@gmail.com, terrinaito@comcast.net,
kglpdx@gmail.com, jstone@oan.org, Lorie@fruitfulsales.com,
tom@benefitcorporationsforgood.com, info@planettopeople.com,
sarah@gannholm.org, vanthofd30@gmail.com, alexis@blakey.com,
degroh@gmail.com, sarah@sarahcleveland.com, eredman@gmail.com,
lincolnsheranian@gmail.com, jdingfelder@comcast.net,
kwolniakowski@hotmail.com, estherlev@wetlandsconservancy.org,
JVS@pacifichabitat.com, john@bullruncraftcannabis.com,
buonokathleen@gmail.com, kguillozet@b-e-f.org, marcheisterkamp@gmail.com,
mark.haidle@zgf.com, alexsnook1@gmail.com, pdxporter@gmail.com,
parker@designuppercase.com, sarahp@gradybritton.com, dave@aumento.io,
kristen.sagan@gmail.com, ghwhitney@gmail.com, matt.henninger1@gmail.com,
travis.graves@gmail.com, remmettlane@gmail.com, scott.beijer@gmail.com,
paulloving@gmail.com, jason@growing-gardens.org,
dirk@lostcoastplanttherapy.com, valenti.kathy@gmail.com,
Scott.Kendig@premierpress.com, cavarly@cavarly.com,
andreasvanvoorhis@gmail.com, kpzimmer@outlook.com, hsiangyi@gmail.com,
jhinerfeld@comcast.net, jeffgray178@outlook.com,
david@davidaanderson56.com, ssulli4523@aol.com, scott@snoplace.com,
wellsellen@comcast.net, mothersbistro@gmail.com,
zach@onehundredseconds.com, susanbishop2@gmail.com

Hi,

Thank you so much for believing in us and considering investing in Thriving
Design's growth.

Whether you join us or not, if you're reading this – we want to thank you. As
friends, customers and partners we haven't forgotten how you've helped us
before… and we are eternally grateful.

Rather than sharing the fruits of that growth, and our labor, with a small group of
millionaire investors, we are running a Wefunder campaign to allow friends and
family like you to participate in this journey with us, and benefit from our
success. The great thing about Wefunder is that it allows anyone to become an
angel investor in our company.

Over time, Jason and I will work as hard as we can to ensure that Thriving Design is a success, and you (and the other investors) make a financial return on your investment.

We'r psyched that 2022 is off to a great start!

The first week in January was the Mid-Atlantic Nursery Trade Show (aka MANTS). In 2021, we were recognized as one of the four best new products "exhibiting" at the virtual show. Being in Baltimore at MANTS this year gave us the opportunity to see folks we've been talking to for almost two years in-person, as well as the first exposure to many new customers and partners, including the Master Nursery Garden Centers, which is a Co-op of over 500 Independent Garden Centers serving the North American gardener.

Speaking of partnerships, last week we jumped through the hoops necessary to be approved as a vendor with Kroger (yay!). Look for C–BITEs this summer in more than 50 Fred Meyer stores in the NW. In the midwest, we'll be shipping an order to stock C-BITEs in Family Farm & Home stores across Michigan, Indiana, Ohio, Maryland, and Pennsylvania.

We also received some awesome press coverage written by Lynette Walther, an award winning Garden Communicator for the Maine based Courier-Gazette that was picked up by 14 other syndicated newspapers.

You can read more about Thriving, the terms of the offering at our Wefunder round here: https://wefunder.com/thriving.design

I've also attached our pitch deck if that's easier for you to review and consider.

If you're not able to invest financially, you can still support us with the raise in one of four ways:

1. Share on social media -- Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend Morgan is running an investment crowdfunding round for her awesome business Thriving Design.. This isn't Kickstarter -- the platform she's using lets anyone invest in companies they believe in – and earn a return by participating in their growth. She's harnessing the power of his community in a big way and I'm so here for it – this is how founders should be building companies. Check out her Wefunder raise here: https://wefunder.com/thriving.design

2. Follow our Wefunder round -- click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build momentum on the Wefunder site).

3. Connect me to 1 or 2 people who you think might be interested in investing a larger amount in the round (e.g. $5,000 or more), or are well-connected in the home & garden space.

4. Give me any feedback you might have on my pitch -- anything that is unclear, additional things I could add to make it clearer or more compelling to potential investors, ideas you have for how I could promote the raise as widely as possible.

You have always been a true friend and supporter to me in my career. It would be an honor to have you as an investor in Thriving Design as well. Thanks so much for your consideration.

If you want to talk more about our company, or the Wefunder investment opportunity, I would be happy to chat -- feel free to call me any time at 503.726.6376 or email me with specific questions.

Much love,
Morgan & Jason


*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.


morgan rider

cofounder
503 726 6376
thrivingdesign.com

From: Morgan Rider <morgan@thrivingdesign.com>
Subject: Invest in Thriving Design (pretty please!)
Date: November 26, 2021 at 2:48:57 PM PST
To: "Morganrider@gmail.com" <morganrider@gmail.com>
Cc: Jason Rider <jason@thrivingdesign.com>, Jeff Dooley
<jeff@studiodooley.com>

Hi,

I hope that you had a wonderful Thanksgiving filled with love and laughter. I'm thankful for your friendship.

As you may have heard, Jason (my bro) and I just launched a crowdfunding campaign to help grow [Thriving Design](), our little garden supply business. We decided to raise money on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.



You can make an investment on our crowdfunding campaign page by clicking here: https://wefunder.com/thriving.design

Even a small investment of $100 would help us reach our goals and grow our little business. We plan to use the money for fulfillment of orders and production, key growth hires, and for marketing and advertising.

If you decide to invest, the legal contract will be a Convertible Note. What the heck does that mean? Well it means that we're legally obligated to pay you back in 18 months with 7% interest. Or you can choose to extend the terms of the contract until we have a liquidity event (investment or sell), and then your investment would convert to equity shares at a valuation cap of $4,000,000 (which will be at a discount).









Why invest? Join us in our mission to help people grow their own food to eat more healthily, reduce greenhouse gas emissions and make Earth cool again. And you get to become an owner of Thriving Design!

Over the last 12 months, we've accomplished the following milestones:
💸 1M C-BITEs sold, 300K+ in revenue (in our 1st year of business!)
💰 Available online via Shopify, Amazon, and several DTC

websites, including Williams Sonoma in 2022

💥 Carried by 10 of the largest lawn & garden distributors in North America

🤝 Orders from 25% of the top 100 independent garden centers in the United States

The timing is great because gardening is booming (and so is growing cannabis). We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to reach out any time at 503.726.6376, zoom, or email me back with specific questions. You're the best!

Much love,
Morgan & Jason & Jeff





P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses. Still love you.

P.P.S. Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.



morgan rider
cofounder
503 726 6376
thrivingdesign.com



# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

**VOUCH FOR JOHN**

**LEARN MORE**

**About Wefunder**

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

